Exhibit 99.1

PONY AI Inc. Among the First to Receive Permit for Fully Driverless Commercial Robotaxi Services in Shanghai’s Pudong New Area

SHANGHAI, China, July 26, 2025 (GLOBE NEWSWIRE) -- Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced that it has received a permit to provide fully driverless commercial Robotaxi services of Shanghai’s Pudong New Area, issued at the World Artificial Intelligence Conference (“WAIC”) 2025. This achievement demonstrates not only increasing regulatory trust and recognition in the Company’s technology and safety standards, but also represents another major milestone in advancing Robotaxi commercialization in a top-tier urban market in China.

Pony.ai is among the first companies to receive this approval, making it the only company with fully driverless commercial Robotaxi service permits in all four of China’s tier-one cities—Beijing, Shanghai, Guangzhou, and Shenzhen. The Company will launch fully driverless ride-hailing services, starting in the core business district of Jinqiao and Huamu before expanding to other regions. This milestone demonstrates Pony.ai’s technological and operational readiness and solidifies its leadership in advancing autonomous mobility in China — further accelerating the integration of self-driving technology into Shanghai’s urban ecosystem.

With a population of over 5 million people across nearly 1,400 square kilometers, Pudong New Area is home to key financial institutions, multinational corporations, and high-tech innovation hubs, serving as a gateway to China’s economy for the world. The newly opened area in Jinqiao and Huamu represents the strategic core area of Pudong New Area. In particular, Huamu is located less than 3 kilometers from Lujiazui, the heart of Shanghai’s financial district and luxury retails. This close proximity enables Pony.ai to engage with premium users and unlock substantial commercial opportunities in the future.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai
Investor Relations
Email: ir@pony.ai
Media Relations
Email: media@pony.ai

Christensen Advisory
Email: pony@christensencomms.com